

www.jones-simkins.com

*Logan Office:*
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 ● (877) 752-1510
Fax:    (435) 752-4878

*Salt Lake City Office:*
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax:    (801) 561-2023

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Lewis Young Robertson & Burningham, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Letter, in which (1) Lewis Young Robertson & Burningham, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Jones Simkins LLC*

JONES SIMKINS LLC
Logan, Utah
February 29, 2016

*Member of the American Institute of Certified Public Accountants*

# LEWIS YOUNG
## ROBERTSON & BURNINGHAM, INC.
AN INDEPENDENT MUNICIPAL FINANCIAL ADVISORY
AND CONSULTING FIRM

February 26, 2016

### Exemption Report Letter

As has been previously discussed on a number of occasions with various people at FINRA over the past nineteen years, Lewis Young Robertson & Burningham, Inc. does not maintain customer accounts in any form or fashion. As such, when required to respond to question 25 on the Focus Filing Report, inquiry was made to FINRA about which of the options we should select since <u>none of the provided exemptions apply to our firm</u>. We were directed at that time to check (k)(2) (i) which we have sought to check from that time forward.

Therefore, Lewis Young Robertson & Burningham, Inc. (the Company) continues to claim exemption from 17 C.F.R. 240.15.c.3-3 per provision (2)(i) of 17 C.F.R. 240.15c3-3(k) "Special Account for the Exclusive Benefit of Customers maintained." We acknowledge that we do not have any special bank account established and this is due to the fact that the Company carries no customer accounts, no margin accounts and we have never transmitted any customer funds or utilized funds to deliver any securities or received any securities and have never held funds or securities for, or owe money or securities to customers. We have never traded any securities, received any customer funds nor are we planning to ever trade any securities or receive any customer funds and if we did such we are under the express understanding that the Company would need to amend its BD. Setting up such a bank account would be meaningless and an unnecessary cost since we do not maintain any customer accounts.



Laura D. Lewis
Principal
Chief Compliance Officer

GATEWAY PLAZA BUILDING
41 NORTH RIO GRANDE, SUITE 101
SALT LAKE CITY, UTAH 84101

TELEPHONE 801.596.0700
TOLL FREE 800.581.1100
FAX 801.596.2800
WWW.LEWISYOUNG.COM